Legal Proceedings
On February 10, 2009, a putative class action lawsuit was filed in the United States District Court, Northern District of Texas, by Terri Morse Bachow on behalf of all persons who purchased shares of the Fund between September 1, 2008 and December 19, 2008, against the Advisor, Swank Capital, LLC, Jerry V. Swank, Mark W. Fordyce, Brian R. Bruce, Ronald P. Trout and Edward N. McMillan alleging violations of Sections 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) by Mr. Swank and Mr. Fordyce, violations of Section 20(a) of the Exchange Act by Swank Capital, LLC, Mr. Swank, Mr. Fordyce, Mr. Bruce, Mr. Trout, and Mr. McMillan, and violations of Section 36(b) of the Investment Company Act of 1940 by Swank Capital, LLC. The complaint sought an unspecified amount in compensatory damages, actual damages, and fees and expenses incurred in the lawsuit. The plaintiff’s claims related to the treatment and valuation of a deferred tax asset carried by the Fund under FASB Accounting Standards Codification No. 740, Income Taxes. Plaintiffs claimed that the Fund’s NAV was inflated as a result of an alleged failure to apply a valuation allowance to its deferred tax asset. Defendants filed a motion to dismiss the complaint and the court granted in part and denied in part the motion to dismiss. The court dismissed all claims under Section 20(a) of the Exchange Act and Section 36(b) of the 1940 Act but did not dismiss the claim under Section 10(b) of the Exchange Act against Mr. Swank and Mr. Fordyce. On May 17, 2010, the Fund entered into a stipulation and Agreement of Settlement in the lawsuit. On September 13, 2010, the court entered an order approving the agreed upon settlement of the lawsuit which provided for the dismissal of the lawsuit with prejudice, the granting of board releases of the named defendants, the Fund and all affiliated entities and a payment to the plaintiffs by the Fund’s insurance carrier of $3.6 million, which included payment of attorneys’ fees for plaintiffs’ counsel. The entire settlement amount was paid by the Fund’s insurers.